News Release

FOR IMMEDIATE RELEASE

Rosetta Genomics Completes Acquisition of Parkway Clinical Laboratories Inc.

Rehovot, Israel; Jersey City, New Jersey (July 24, 2008) - Rosetta Genomics Ltd. (Nasdaq: ROSG), a leader in the development of microRNA-based diagnostics and therapeutics, announced today that it has successfully completed the acquisition of Parkway Clinical Laboratories Inc. (“Parkway”), a privately-held company owning a CLIA-certified lab located in Bensalem, Pennsylvania, for an aggregate purchase price of $2,900,000, consisting of $1,900,000 in cash and $1,000,000 of Rosetta’s ordinary shares. An additional $300,000 will be payable upon the achievement of certain milestones. The lab owned by Parkway is an CLIA-certified clinical reference laboratory with an expected $2.7M in revenues and break-even operating income in 2008.

The acquisition is expected to allow Rosetta Genomics to expedite development and validation of its microRNA-based diagnostic tests both in the U.S. and worldwide. In addition, ownership of the CLIA-certified lab will allow Rosetta Genomics to control the commercialization of its diagnostics, including marketing, sales, and reimbursement strategy. As previously disclosed, the first three of Rosetta Genomics’ microRNA-based tests expected to enter development and validation at Parkway’s facilities this year:

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Differentiating squamous from non-squamous non-small cell lung cancer- This test is designed to differentiate squamous from non-squamous non-small cell lung cancer (NSCLC) using a single microRNA. The ability of physicians to accurately differentiate squamous from non-squamous NSCLC is an important treatment guide. Certain angiogenesis inhibitors for non-squamous NSCLC include a black-box warning about substantially higher rates of severe or fatal hemorrhage among patients with squamous NSCLC histology compared with non-squamous NSCLC. In addition, several other targeted drugs for NSCLC currently under development may require this sensitive differentiation.

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Differentiating mesothelioma from adenocarcinoma - This differentiation is critical for optimal therapy, but is often difficult to perform. Currently, there is no objective, standardized test to aid pathologists in differentiating between the many possible tumors in the lung and pleura. Based on several microRNA biomarkers, this test is designed to separate mesothelioma from adenocarcinoma tumors including lung adenocarcinoma and metastases to the lung or to the pleura.

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Identifying origin of metastases (CUP) - In 3%-5% of all new cancer patients, clinicians cannot identify the origin of a patients’ tumor. This information is crucial for determining treatment type. As demonstrated in a paper published by Rosetta Genomics and collaborators in the April issue of Nature Biotechnology, Rosetta Genomics has developed a panel of microRNA biomarkers potentially able to identify approximately thirty cancer types. This test is designed to assist clinicians to accurately identify the origin of tumors.

In addition, the company expects the following three tests to enter development during 2009-2010: response prediction to ovarian cancer treatment, predicting risk of gastric cancer recurrence, and differentiation of small cell from non-small cell lung cancer.

About MicroRNA

MicroRNAs (miRNAs) are recently discovered, naturally occurring, small RNAs that act as master regulators and have the potential to form the basis for a new class of diagnostics and therapeutics. Since many diseases are caused by the abnormal activity of proteins, the ability to selectively regulate protein activity through microRNAs could provide the means to treat a wide range of human diseases. In addition, microRNAs have been shown to have different expression in various pathological conditions. As a result, these differences may provide for a novel diagnostic strategy for many diseases.

About Rosetta Genomics

Rosetta Genomics (Nasdaq: ROSG) is a leader in the field of microRNA. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic and therapeutic tools, focusing primarily on cancer and various women’s health indications.

Contact:	Media	Investors
	Rachel Spielman T: 212.583.2714 E: media@rosettagenomics.com	Ron Kamienchick T: 1-(646)- 509 1893 E: investors@rosettagenomics.com

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the completion of the acquisition of Parkway by Rosetta and the expected impact of the acquisition will have on the commercialization of Rosetta’s microRNA-based diagnostics, Parkway’s expected revenues and operating income for 2008, the role of microRNAs in human physiology and disease, the potential of microRNAs in the diagnosis and treatment of disease and the expected timing of the development and commercialization of diagnostic tests using our microRNA technology constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which is unproven and may never lead to marketable products or services; Rosetta’s  ability to fund and the results of further pre-clinical and clinical trials; Rosetta’s ability to obtain, maintain and protect the intellectual property utilized by Rosetta’s products; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services, all of which are in early stages of development; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; Rosetta’s ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.